

April 27, 2011

Via E-mail
Ms. Wang Li
President
Zhong Sen International Tea Company
14th Floor Guo Fang Building
No. 68 Wu Yi Road
Kunming City, Yunnan Province
P. R. China

> **Re:** **Zhong Sen International Tea Company**
> **Form 10-K for Fiscal Year Ended May 31, 2010**
> **Forms 10-Q for Fiscal Quarters Ended**
> **August 31, 2010, November 30, 2010 and February 28, 2011**
> **File No. 000-54163**

Dear Ms. Wang:

We have reviewed your response dated April 14, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended May 31, 2010

Item 8. Financial Statements and Supplementary Data

Note 1- Summary of Significant Accounting Policies and Organization, page F-6

1.   We note your response to comment three in our letter dated February 24, 2011; however, we remain unclear how you reasonably determine that US dollar is your functional

currency given your operations are substantially in PRC. Please advise us how you address the different economic indicators within paragraph 5 of FASB ASC 830-10-55 in making your determination.

Note 2 – Sales and Marketing Agreement With Related Party, page F-7

2. We note your response to comment eight in our letter dated February 24, 2011. We note you issued 49,000,000 shares of common stock to 4,200 shareholders of ZSG associated with the Sales and Marketing agreement with YZG. Please clarify for us if ZSG is in fact YZG. If so, please explain to us how YZG has 4,200 shareholders when you indicate in the response to prior comment 11 that it has only five shareholders.

3. We note your response to comment 11 in our letter dated February 24, 2011. You state Ms. Wang is your only officer that also currently serves as a director of YZG. We note disclosure in Item 10 and your Form 8-K filed September 10, 2008 that Ms. Wang is the president and owner of YZG. Further we note Zhou Zhongping, Zou Jun and Pin Nie are also disclosed as having positions with YZG. Please reconcile your response with the disclosure in your filings. If Ms. Wang subsequently sold her ownership interest, please advise us of her percentage interest in YZG on August 29, 2008, and the date of her sale of her interest in YZG. Further, please tell us if your current officers and directors are related to the owners of YZG and if so, the nature of those relationships.

Item 9A(T). Controls and Procedures

4. We note your responses to comments 13 through 18 in our letter dated February 24, 2011. It appears to us that those primarily responsible for the preparation of your books and records and financial statements, i.e. your Chief Financial Officer and bookkeeper do not have the requisite U.S. GAAP experience to prepare financial statements in accordance with U.S. GAAP. In this regard, it does not appear from your response that your Chief Financial Officer or bookkeeper hold a license such as Certified Public Accountant in the U.S., have attended U.S. institutions or extended educational programs that would provide enough of the relevant education relating to U.S. GAAP, or have any U.S. GAAP audit experience. The fact that you hired a consultant to assist you in your accounting is further support that your accounting personnel do not possess the requisite U.S. GAAP knowledge to prepare financial statements in accordance with U.S. GAAP. Accordingly, we believe that your lack of U.S. GAAP experience constitutes a material weakness and thus your internal controls over financial reporting would not be effective. Please revise your conclusion on internal controls over financial reporting and explain in detail in your amendment that your accounting personnel has limited knowledge of U.S.

GAAP and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures.

You may contact Donna Di Silvio at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Gregg Jaclin, Esq.